  Exhibit 99.1

High Tide Opens New Canna Cabana Location on Davie Street in Vancouver, British Columbia

CALGARY, AB, Nov. 27, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it is taking yet another step to expand its bricks-and-mortar retail cannabis operations, by acquiring certain assets of Canadian Cannabis Media Corp. related to its store located at 1208 Davie Street in Vancouver, British Columbia (the "Store") for $1.33 Million, paid via a combination of High Tide shares and cash (the "Transaction"), pursuant to a definitive agreement (the "Acquisition Agreement"). This exceptional site includes assets of a completely outfitted store, allowing the Company to open the Store with minimal incremental costs.

The closing of the Transaction brings High Tide to a total of 8 Canna Cabana retail cannabis stores in British Columbia, which is the maximum number of stores allowed to operate by any one entity in the province.

The Davie Street location is in the vibrant neighbourhood of Davie Village in Vancouver. A few blocks from Sunset Beach Park, this store is located on a main thoroughfare for Davie Village and is nestled beside many small businesses and larger retailers, like a major national grocery chain. Stanley Park, a world-famous, 400-hectare natural West Coast rainforest, is a short drive from this prime retail storefront, in addition to being surrounded by major high-density residential towers. With over 200,000 residents within 3 kilometres and very little in the way of nearby competition, this Canna Cabana is well situated to welcome our loyal customers as well as the numerous tourists who visit this trendy locality.

"I am thrilled to announce the acquisition of this prime retail storefront in the dynamic community of Davie Village. Our team has been hard at work, completing all the necessary legal and regulatory work to bring this over the finish line, and I am excited about the grand opening of our newest Canna Cabana location in the heart of Vancouver. Residents of Davie Village may have seen our store branding on this location for a while, and I can promise that it will be worth the wait. Davie Street is the main roadway through the Village, giving the Canna Cabana brand excellent visibility from residents and tourists alike. I'm very excited for the opportunity to serve new customers and tourists in this densely populated neighbourhood, and we are confident this location can quickly become our busiest in British Columbia." said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This Canna Cabana store is an excellent example of our focus on site selection criteria, identifying the best possible opportunities in the best possible locations. This Davie Street store, with tremendous sales potential, is the perfect addition to our BC retail portfolio and brings us to the current provincial store cap of eight cannabis stores. We await British Columbia's decision with respect to a potential increase to the cap, which, if enacted, we hope will help to reduce the illicit market share of cannabis sales and allow us to welcome and serve even more cannabis enthusiasts and the canna-curious through our innovative discount club model," added Mr. Grover.

TRANSACTION DETAILS

High Tide acquired the Store for 658,754 common shares of High Tide (each a "High Tide Share") valued at CAD$1.16 million (the "Share Consideration") on the basis of a deemed price of C$1.7603 per High Tide Share and CAD$167,003.26 cash, pursuant to the Acquisition Agreement. The issuance of the Share Consideration remains subject to final approval from the TSX Venture Exchange.

Pursuant to the applicable laws, the Share Consideration issued is subject to a four-month and one-day hold.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 157 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the Company's ability to deliver real-world value across every component of cannabis, the near-term and long-term growth prospects of the Company, the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores, and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 27-NOV-23